Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Patriot Bank Corp.

Commission File No.: 000-26744

The following are materials that were distributed to certain employees of Patriot Bank Corp. whose positions may be affected in connection with the proposed merger.

February 27, 2004

«FirstName» «LastName»

«Address1»

«Address2»

«City», «State» «PostalCode»

Dear «FirstName»:

Enclosed is your personalized Severance Packet. As we discussed verbally, we will provide you with at least ninety (90) days notice of your final date of employment. Although the final date has not been determined, we don’t anticipate the date to be any sooner than June 30, 2004. Please keep in mind to be eligible for the severance package you will be required to work until the final employment date that is established for you.

Documents included in the Packet include:

*Severance Pay Plan
*Career Continuation Services Overview
*Severance and Outplacement Summary
*Employee Assistance Plan Information

Please review the enclosed materials carefully. If you have questions, please feel free to contact Allen Wagner.

As always, if you would like to speak with me, please feel free to stop in my office, call or email me.

Very Truly Yours,

Richard A. Elko

President & CEO

Patriot Bank Corp.

February 27, 2004

«FirstName» «LastName»

«Address1»

«Address2»

«City», «State» «PostalCode»

Dear «FirstName»:

Enclosed is your personalized Severance Packet. As we discussed verbally, we will provide you with at least ninety (90) days notice of your final date of employment. Although the final date has not been determined, we don’t anticipate the date to be any sooner than June 30, 2004. Please keep in mind to be eligible for the severance package you will be required to work until the final employment date that is established for you.

Documents included in the Packet include:

*Severance Pay Plan
*Career Continuation Services Overview
*Severance and Outplacement Summary
*Employee Assistance Plan Information

Also, a Retention Bonus in the amount of $«amount» has been established for you.

Please review the enclosed materials carefully. If you have questions, please feel free to contact Allen Wagner.

As always, if you would like to speak with me, please feel free to stop in my office, call or email me.

Very Truly Yours,

Richard A. Elko

President & CEO

Patriot Bank Corp.

SUSQUEHANNA BANCSHARES, INC SEVERANCE AND OUTPLACEMENT SUMMARY FOR

(insert employee name)

BASE SALARY: Your base salary will continue through your notice period on normally scheduled pay dates unless you choose to leave your job prior to the completion of the notification period.

SEVERANCE PAYMENT: You will receive an additional          weeks pay under the severance program. This lump sum amount will be paid on the pay date following your final regular pay date.

HEALTH: If you are participating, your health coverage will continue through your last date of payment of the notification period with costs shared by you and the Bank. Your participation in the health insurance plan will continue through your last regular day of employment.

BASIC LIFE: Your Basic Life and Accidental Death and Dismemberment (AD&D) coverage will continue through your last day of active employment (unless you elect to leave employment earlier).

SUPPLEMENTAL AND DEPENDENT LIFE: If you are participating, any supplemental Life coverage you had chosen on yourself or your dependents will continue through your last day of active employment (unless you elect to leave employment earlier).

SHORT TERM DISABILITY: If you are participating, any Short Term Disability coverage you had chosen on yourself will end on the date you stop actively working.

LONG TERM DISABILITY: Your Long Term Disability coverage will end on the last day of the month following the calendar month in which you stop actively working.

401(k): Your participation in the 401(k) Plan will continue through your notification period. Biweekly payroll contributions will continue to be deducted based on your current elections. Please note that your 401(k) deduction will not be deducted from your severance payment, consistent with federal guidelines.

PAID TIME OFF(PTO): You will be paid all earned PTO time less any PTO time actually taken in 2004.

CAREER CONTINUANCE SERVICES: LMA Systems is available to provide professional Outplacement Services to you for up to six months from the initial activation date.

EMPLOYEE ASSISTANCE PROGRAM: Professional counseling services provided through Life Management Associates is available for you and your family members for help in adjusting and coping with these changes. Services are confidential and personal.

ESOP AND 401K: Information will be provided under a separate letter.

JOB SEARCH/INTERVIEW FLEXIBILITY: If you need to leave work for job interviews or to use the Career Services, please clear your absence with your supervisor. Reasonable time away from the office is permissible, however, we ask that it be coordinated with your other work responsibilities and commitments.

MISCELLANEOUS BENEFITS: Your banking discounts and free services such as a free regular checking account, safe deposit box, etc., will continue through your notification period (unless you elect to leave employment earlier).

INFORMATION AT CONCLUSION OF PAYOUT PERIOD: When the notice period and severance pay period concludes, you will receive a packet of information for all applicable ERISA benefits.

Susquehanna Bancshares, Inc.

Special Severance Pay Plan

The Susquehanna Bancshares, Inc. Special Severance Pay Plan, effective February 23, 2004, supersedes and replaces any and all Susquehanna Bancshares, Inc. and Patriot Bank Corp. severance pay plans, funds, policies or other programs providing similar benefits to Employees eligible to participate in this Plan.

“Employer” shall mean Susquehanna Bancshares, Inc.

“Employee” shall mean an individual that is actively employed by the Employer, other than an individual who is: (1) covered under a collective bargaining agreement; (2) classified by the Employer as an on-call, temporary, seasonal, or short-term employee; (3) a leased employee or an independent contractor, whether such individual is later determined to be a common-law employee by the Internal Revenue Service or the courts; or (4) employed as an officer of the Employer whose employment is subject to an employment contract or agreement with the Employer.

“Good Cause” shall mean a situation where, on account of the Merger, an Employee is offered, but declines to accept, alternative, comparable employment with the Employer that is more than twenty-five (25) miles from the Employee’s current location of employment, and, as a result, the Employee’s employment is terminated.

“Merger” shall mean the merger of Patriot with and into SBI.

“Participant” shall mean an Employee that meets the eligibility and qualification requirements for participation in the Plan, as set forth below.

“Patriot” shall mean Patriot Bank Corp.

“Plan” shall mean the Susquehanna Bancshares, Inc. Special Severance Pay Plan, effective February 23, 2004.

“Predecessor Employer” shall mean Patriot Bank Corp.

“SBI” shall mean Susquehanna Bancshares, Inc.

Eligibility and Qualification to Participate

An Employee shall be eligible to participate in the Plan only if his or her employment with the Employer is, on account of the Merger, either: (a) involuntarily terminated, or (b) voluntarily terminated for Good Cause. In addition, such Employee’s termination must occur prior to the end of the 2004 calendar year.

An Employee who is offered and accepts a retention agreement from the Employer in connection with the Merger shall be ineligible to receive a benefit under the Plan if such Employee fails to remain in the employment of the Employer through the end of the period specified in the retention agreement.

A Participant who receives a severance benefit under the Plan, shall not be eligible to receive severance benefits under any other severance pay plan, fund, policy or program established or maintained by the Employer including, but not limited to, the Susquehanna Bancshares, Inc. Severance Pay Plan and the Patriot Bank Team Member Supervisory Policy Manual.

Disqualifying Events

An Employee who might otherwise be eligible to participate in the Plan shall be not be eligible to participate in the Plan if:

1)	The Employee refuses to sign or abide by the Susquehanna Bancshares, Inc. Severance and Release Agreement, which shall be substantially in the form attached hereto as Schedule “A.”
2)	The Employee is terminated for reasonable cause, as defined by the Employer’s Board of Directors and its agents in the exercise of their management discretion, including, but not limited to, insubordination, dishonesty, theft, willful misconduct, harassment, or being under the influence of illicit drugs or alcohol at work or on the Employer’s premises.
3)	The Employee is terminated due to retirement (other than retirement in connection with the Merger), resignation, death, disability, or discharge for cause.
4)	The Employer determines that, under the facts and circumstances relating to the Employee’s termination or because of the Employee’s conduct subsequent to termination, it would be inappropriate to commence or continue severance benefit payments under the Plan this includes, but is not limited to; the willful engaging by the Participant in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Employer.

Calculation of Severance Benefits

A Participant’s benefit under the Plan shall be an amount equal to two (2) weeks of salary for each year of service the Participant completed with the Employer or Predecessor Employer as of the Participant’s date of termination. A Non-Officer Participant shall be entitled to a minimum of four (4) weeks and an Officer shall be entitled to a minimum of 13 weeks, but may accrue a maximum of twenty-six (26) weeks, of salary under the Plan.

Service

For the purpose of calculating a Participant’s benefit under this Plan, service shall be measured by determining the number of complete calendar years during which the

Participant was employed by the Employer or Predecessor Employer regardless of any breaks-in-service or part-time employment.

Service Factor

A Participant’s service factor is based upon the years of service the Participant completed with the Employer or Predecessor Employer as of the Participant’s date of termination of employment. As set forth in the “Table for Calculating Severance Benefit” (see below), a Participant’s service factor determines the number of weeks of salary that the Participant shall be entitled to receive as a benefit under the Plan.

Week of Salary

For the purpose of calculating a Participant’s benefit under the Plan, a week of salary shall be 1/52 of the Participant’s annual salary derived from employment with the Employer or Predecessor Employer for the twelve (12) months immediately preceding the Participant’s date of termination. For this purpose, a Participant’s annual salary includes straight time pay, but excludes overtime, bonuses and special premiums and allowances.

Amount, Time, and Form of Special Severance Benefit Payment

A Participant’s benefit under the Plan shall be paid in a single lump sum within 30 days of the Participant’s date of termination. The number of weeks of salary to which a Participant is entitled as a benefit under the Plan is equal to the Participant’s applicable service factor (see table below).

Benefits payable under the Plan shall be paid from the general assets of the Employer and shall be reduced by the amount of any required tax withholding or any other withholding that may be required by law. The total amount of the benefit payable to a Participant under the Plan shall not exceed an amount equal to twice the Participant’s annual salary during the twelve (12) months immediately preceding the Participant’s date of termination. Moreover, all benefits payable to a Participant under the Plan shall be completed within twenty-four (24) months of the Participant’s date of termination.

Any amounts owed by the Participant to the Employer shall be deducted from the Participant’s benefit in such manner as the Plan’s Administrator, in its sole discretion, shall decide.

Table for Calculating Severance Benefit

Years of Service	Service Factor
Less than 3	4
At least 3, but less than 4	6
At least 4, but less than 5	8
At least 5, but less than 6	10
At least 6, but less than 7	12
At least 7, but less than 8	14
At least 8, but less than 9	16
At least 9, but less than 10	18
At least 10, but less than 11	20
At least 11, but less than 12	22
At least 12, but less than 13	24
13 or more years	26

Plan Administration

The general administration of the Plan and the responsibility for carrying out the provisions of the Plan shall be placed with the Administrator. The Employer’s Board of Directors shall appoint the Administrator.

The Administrator shall have all powers necessary to administer the Plan in accordance with its terms and applicable law, as well as discretionary authority to determine eligibility for participation or benefits and to construe the terms of the Plan.

In addition to the duties and powers described elsewhere hereunder, the Administrator shall have the following specific duties and powers to:

1)	Enact uniform and nondiscriminatory rules, regulations, and procedures necessary to carry out the provisions of the Plan;

2)	Interpret the provisions of the Plan and to resolve questions or disputes relating to eligibility for benefits or the amount of benefits under the Plan;

3)	Retain such consultants, accountants, and attorneys as may be deemed necessary or desirable to render statements, reports, and advice with respect to the Plan, and to assist the Administrator in complying with all applicable rules and regulations affecting the Plan. Any consultants, accountants, or attorneys may be the same as those retained by the Company; and

4)	Delegate such duties and powers, as the Administrator shall determine from time to time to any person(s), including any third-party administrator.

Claims Procedure

In the event that the Administrator denies, in whole or in part, a written claim for benefits by a Participant or his beneficiary, the Administrator shall furnish notice of the adverse determination to the claimant, setting forth:

1)	The specific reasons for the adverse determination,

2)	Specific reference to the pertinent Plan provisions on which the adverse determination is based,

3)	A description of any additional information necessary for the claimant to perfect the claim and an explanation of why such information is necessary, and

4)	Appropriate information as to the steps to be taken if the claimant wishes to submit his claim for review.

The notice described above shall be forwarded to the claimant within 90 days of the Administrator’s receipt of the claim; provided, however, that in special circumstances the Administrator may extend the response period for up to an additional 90 days, in which event it shall notify the claimant in writing of the extension, and shall specify the reason(s) for the extension.

Within 60 days of receipt of a notice of an adverse determination, a claimant or his duly authorized representative may petition the Administrator in writing for a full and fair review of the denial. The claimant or his duly authorized representative shall have the opportunity to review pertinent documents and to submit issues and comments in writing to the Administrator. The Administrator shall review the denial and shall communicate its decision and the reasons therefore to the claimant in writing within 60 days of receipt of the petition; provided, however, that in special circumstances the Administrator may extend the response period for up to an additional 60 days, in which event it shall notify the claimant in writing prior to the commencement of the extension.

If for any reason the written notice of an adverse determination described in Subsection (a) is not furnished within 90 days of the Administrator’s receipt of a claim for benefits, the claim shall be deemed denied. Likewise, if for any reason the written decision on review described in Subsection (c) is not furnished within the time prescribed, the claim shall be deemed denied on review.

Amendment & Termination

It is the intention of the Employer that this Plan will be permanent. However, the Employer reserves the right and power to amend or terminate the Plan at any time by written action of its Board of Directors. Any amendment or termination of the Plan shall become effective as of the date designated by the Board of Directors. This Plan shall be effective upon consummation of the merge between Susquehanna Bancshares, Inc. and Patriot Corp.

Assignment or Alienation

A Participant may not assign or alienate any severance benefit payable under this Plan except as otherwise authorized by applicable law.

Governing Law

Except to the extent superseded by the Employee Retirement Income Security Act of 1974, as amended, all questions pertaining to the validity, construction and operation of the Plan shall be determined in accordance with the laws of the Commonwealth of Pennsylvania.

Schedule A

Career Continuation Services

Professional, Personalized Employment Search Training and Support

through LMAConsulting Group

Additional Services

•	Monthly networking & strategy meeting

•	Personal assessment — personality factors and style

•	Professional employment search library

•	Job market and company research resources

•	Career Continuation newsletter

•	Career Continuation manual — print or online version

•	Optional fax and e-mail services, clerical support and resume printing

Our Commitment to You

Our goal is to provide you with assessment, planning and skill-building services to assist in your career management and job search.

Through our customer-focused blend of consultation, coaching and support, we assist you in reaching clear career decisions and in positioning yourself accurately in the employment market.

We provide coaching and problem solving services as you implement your search. We work with you every step of the way to be sure that you are managing your career in line with the goals and values that are important to you.

717.509.8889 . 877.562.2888

Fax 717.509.8879

www.lmaconsulting.cc

We Serve as a Member of YOUR Team

Through our customer-focused blend of consultation, coaching and support, we assist you in making clear career decisions and positioning yourself accurately in the employment market. We serve as a member of your team, providing support through your career transition and supplying the tools you need to move forward.

Using appropriate vocational and personal style assessments, we help you clarify and evaluate your options. Follow through includes search strategy and skill building assistance, including interview practice, research, networking training and support.

We stay with you as you implement your search, providing coaching, problem-solving, information and search-management services. We encourage you to involve your spouse or others in understanding the steps you are taking.

We work with you to ensure that your career search activities are in line with your personal goals and values. This support includes follow through after you secure new employment to ensure that you make a successful transition into your new position and continue your career growth and personal development.

Our services are customized to your needs and concerns, focusing in the following areas:

Dealing With Your Transition

•	Identify your transition in a practical, positive manner.

•	Take action to manage your transition efficiently and effectively.

Preparing for Job Search

•	Clarify your skills, abilities and career options.

•	Identify and apply employment targets and leads to research and job search.

Resumes & Cover Letters

•	Develop professional employment search correspondence that accurately represents your skills, abilities and experiences.

•	Learn techniques to get the most impact out of job search “paperwork.”

Networking & Interviewing

•	Learn to present a positive and professional image through all stages of the interview and search process.

•	Develop interview skills through practice sessions with videotape evaluation.

•	Hone research and networking skills to gather information about companies and access the “Hidden Job Market.”

Managing Your Search

•	Establish a search plan with daily and weekly goals, balancing your employment search with your personal life.

•	Learn to use employment agencies, associations, search firms, want ads the Internet, etc., as effective resources in your search.

•	Evaluate job offers and negotiate effectively for a win-win decision.

Starting Your New Job

•	Support in your transition from job seeker to employee.

Your Employee Assistance Program

Employee Assistance Services

Stress Tips

•	Share your stress — talk to a friend

•	Know your limits — accept what you can’t control

•	Take care of yourself — eat well, get enough rest

•	Exercise

•	Make time for fun

•	It’s OK to cry

•	Avoid self-medication

Employee Assistance Program

For Employees & Family Members

717.394.6688 or 1.800.327.7770

www.lifemanagement.cc

Employee Assistance Services

Life Management Associates is a team of licensed psychologists, certified Critical Incident Debriefers, certified addictions counselors, certified school psychologists, psychiatrist, licensed social workers, trainers and specialists in career, human resources, performance management and organizational development.

Your EAP provides early identification and assistance for a broad range of problems experienced by you or a family member which may cause substantial disruption in your lives. We provide you with easy, confidential access to a caring counselor for early intervention.

Call your EAP for help with:

•	Stress, Depression & Anxiety

•	Marital and Relationship Issues

•	FamilyProblems

•	ChemicalDependencyProblems

•	Work-related Problems

•	Stress related to Chronic or Terminal Illnesses

•	Grief & Loss Counseling

www.lifemanagement.cc

Frequently Asked Questions

One out of every four working Americans has a current problem affecting their life and possibly their work. We are vitally interested in the physical and emotional well-being of all our employees and their dependents. We offer an Employee Assistance Program as a way of showing this concern, and as our effort to help all of us lead productive and rewarding lives.

What is the range of problems addressed by my EAP?

Issues addressed by the LMA EAP include: marital/family/relationship problems; chemical dependence; co-dependency; emotional issues; work-related concerns; stress; personal conflicts; life transition; chronic & terminal illnesses; eating disorders; and physical/sexual abuse. Career counseling is also available.

What is the best way for me to use my EAP?

An ideal EAP referral is one in which the member seeks assistance of his or her own accord. Because self-referral does not always occur, a family member or colleague may make the individual aware of EAP services. Still, that individual must eventually call LMA to schedule an appointment.

How do I or my family member make an appointment?

LMA’s toll-free lines are answered by a live person 24 hours a day, 7 days a week. A counselor is always on call. You can call from anywhere in the U.S. at 1-800-327-7770; in Lancaster County, PA, you may call 394-6688. Regardless of your location, LMA will make every effort to schedule you with counselors who are located within 30 minutes driving time from your workplace.

What happens when I call my EAP for services?

An LMA Intake Coordinator will conduct a brief telephone interview and then schedule an appointment with a Masters or Doctoral level clinician. You or your family member will be referred to counselors based upon their area of expertise, e.g. families, children, drug and alcohol counseling, bereavement, etc.

Is it confidential?

LMA clinicians are bound by the American Psychological Association’s legal and ethical standards prohibiting disclosure of information about whether you or family members called or made an appointment with LMA. Clinicians are required to report abuse of children or vulnerable elderly adults. If LMA deems it necessary to prevent physical harm to yourself or others, confidentiality may need to be broken.

When would LMA discuss me with my employer?

In the rare case of a Formal Company referral by your employer to the EAP, you would be asked to sign a Release of Information form to let your employer know we are meeting with you. This is the only situation in which LMA would discuss an employee with his/her employer.

How many sessions may I use?

You and/or your family members may use the number of sessions designated by your employer. If you are unsure of how many visits you have, contact LMA or your Human Resource office.

Does my employer get any reports about who is using the EAP?

LMA provides quarterly & annual reports to your employer giving them general information on utilization such as types of problems (e.g. depression, anxiety, family conflict, etc.). LMA never specifies any individuals using EAP services in these reports.

What is the cost?

There is no charge, co-pay or balance billing to you for EAP sessions. You will not be asked to fill out claim forms. If the EAP counselor recommends treatment beyond the scope of the EAP, it will be coordinated with your appropriate insurance, with your permission. There may be a co-pay through your insurance.

Life is full of opportunities and problems; we must be able to act effectively on both. Personal problems can often impair performance, and when that occurs, the damage can be serious for the individual and the organization. Opportunities to make improvements are often within reach. Life Management’s EAP helps you to take that crucial first step.

Call Life Management Associates anytime you need help with:

•	Marital & Family Issues
•	Stress, Depression & Anxiety
•	Stress Related to Chronic or Terminal Illnesses
•	Work-Related Problems
•	Grief & Loss Issues
•	Chemical Dependency Problems

Additional Information and Where to Find It

Susquehanna Bancshares and Patriot filed a Registration Statement on Form S-4 and joint proxy statement/prospectus with the Securities and Exchange Commission (the “Commission”) on January 30, 2004. The Registration Statement has not yet become effective and may be changed. Amendments to the Registration Statement, including the definitive form of joint proxy statement/prospectus, will also be filed with the Commission. THE REGISTRATION STATEMENT AND DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUSQUEHANNA BANCSHARES’ REGISTRATION STATEMENT ON FORM S-4, THE DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The definitive form of joint proxy/prospectus will be mailed to shareholders of Susquehanna and Patriot Bank, Corp. Investors and shareholders will be able to obtain a free copy of such documents when they become available at the Commission’s web site at www.sec.gov, from Susquehanna Bancshares by directing a request to Susquehanna Bancshares Investor Relations at (717) 625-6217, or from Patriot by directing a request to Patriot Investor Relations at (610) 970-4623. Certain of these documents may also be accessed on Susquehanna Bancshares’ website at www.susqbanc.com when they become available.

Participants in Solicitation

Susquehanna, Patriot and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the participants and their interests in the solicitation may be found in the joint proxy statement/prospectus.